                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X          Form 40-F.
               -------                 -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.               No.   X
         -------           -------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.)

     China Southern Airlines Company Limited (the "Company") on October 27, 2004 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the Company's third quarterly report of 2004. A copy of the English announcement is included in this Form 6-K of the Company.

The Stock Exchange of Hong Kong Limited takes no responsibility for the content of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.


                 (CHINA SOUTHERN AIRLINES COMPANY LIMITED LOGO)
                    CHINA SOUTHERN AIRLINES COMPANY LIMITED
     (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 1055)

                         THIRD QUARTERLY REPORT OF 2004

--------------------------------------------------------------------------------
SUMMARY

The unaudited financial statements of the Company for the Third Quarterly Report were prepared in accordance with the PRC GAAP.

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.
--------------------------------------------------------------------------------

1.   IMPORTANT NOTICE

     This announcement is made by China Southern Airlines Company Limited (the "Company") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

     The Directors of the Company collectively and individually warrant that the information set out in this report does not contain any misrepresentation, misleading statement or material omission; and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

     The third quarterly report of the Company for the year 2004 (the "Third Quarterly Report") was prepared in accordance with the relevant rules and regulations of the China Securities Regulatory Commission.

     The unaudited financial statements of the Company for the Third Quarterly Report were prepared in accordance with the accounting rules and regulations of the People's Republic of China ("PRC GAAP").

     Mr. Yan Zhi Qing (Chairman), Mr. Xu Jie Bo (Chief of Accounting Work, Chief Financial Officer and Vice President) and Mr. Xiao Li Xin (Chief of Accounting Department and General Manager of the Financial Department) of the Company, warrant that the Third Quarterly Report is true and complete.


2.   BASIC PARTICULARS OF THE COMPANY

     2.1  BASIC INFORMATION OF THE COMPANY

          Stock abbreviation:           China Southern
          Stock code:                   600029 (A share), 1055 (H share),
                                          ZNH (ADs)
          Company Secretary:            Su Liang
          Securities Representative:    Lei Bin
          Correspondence Address:       No. 278 Ji Chang Road, Guangzhou,
                                        Guangdong Province,
                                        People's Republic of China
          Telephone:                    020-86124737
          Facsimile:                    020-86659040
          e-mail address:               ir.cz@cs-air.com

     2.2  FINANCIAL INFORMATION

          2.2.1  Major Accounting Data and Financial Indices


                                                         AS AT          AS AT
                                                  30 SEPTEMBER    31 DECEMBER
                                                          2004           2003    CHANGE
                                                                                    (%)

                 Total assets (RMB'000)             45,676,650     39,372,204     16.01
                 Shareholders' equity
                  (excluding minority
                  interests) (RMB'000)              12,091,051     11,549,849      4.69
                 Net assets per share (RMB)               2.76           2.64      4.69
                 Adjusted net assets
                  per share (RMB)                         2.70           2.59      4.24



                                                           FOR THE         FOR THE
                                                       PERIOD FROM     PERIOD FROM
                                                    1 JULY 2004 TO    1 JANUARY TO
                                                      30 SEPTEMBER    30 SEPTEMBER
                                                              2004            2004    CHANGE
                                                                                         (%)


                 Net cash outflow from
                  operating activities (RMB'000)         2,052,028       3,565,661     37.04
                 Earnings per share (RMB)                    0.048           0.124    -47.13
                 Return on net assets                        1.76%           4.58%    -50.40
                 Return on net assets after
                  extraordinary gains and losses             1.70%           4.35%    -52.73


                                                                         AMOUNT
                 EXTRAORDINARY (GAINS)/LOSSES                         (RMB'000)


                 Net gain on disposal of fixed assets                     1,941
                 Net gain from expired air tickets                       59,561
                 Others                                                 -29,290
                 Effect of the above on taxation                         -4,832
                                                                      ---------
                 Total                                                   27,380
                                                                      =========


          2.2.2  Profit and Loss Account


                                                JULY - SEPTEMBER, 2004       JULY - SEPTEMBER, 2003
                                              CONSOLIDATED   THE COMPANY   CONSOLIDATED   THE COMPANY
                                                   RMB'000       RMB'000        RMB'000       RMB'000

                 REVENUE FROM PRINCIPAL
                  OPERATIONS                     6,732,982     4,646,062      4,992,022     3,367,037
                   Less: Transfer to CAAC
                          Infrastructure
                          Development Fund               -             -              -             -
                                              ------------   -----------   ------------   -----------
                 NET REVENUE FROM PRINCIPAL
                  OPERATIONS                     6,732,982     4,646,062      4,992,022     3,367,037
                   Less: Operating costs of
                          principal
                          operations             5,246,495     3,789,137      3,427,771     2,305,797
                         Business taxes and
                          surcharges               189,135       124,661         14,216        12,578
                                              ------------   -----------   ------------   -----------
                 PROFIT FROM PRINCIPAL
                  OPERATIONS                     1,297,352       732,264      1,550,035     1,048,662
                   Add: Profit from other
                         operations                 11,171        37,362        132,566        98,060
                   Less: Selling expenses          565,822       417,153        436,369       332,261
                         General and
                          administration
                          expenses                 311,816       191,305        210,222       171,359
                         Finance expenses          100,443        78,901        360,072       338,400
                                              ------------   -----------   ------------   -----------
                 OPERATING PROFIT                  330,442        82,267        675,938       304,702
                   Add:  Investment income          14,146       122,786         52,145       291,381
                         Non-operating
                          income                    21,653        19,058          2,141         1,949
                   Less: Non-operating
                          expenses                  12,779         4,836          8,442         5,668
                                              ------------   -----------   ------------   -----------
                 PROFIT BEFORE INCOME TAX          353,462       219,275        721,782       592,364
                   Less: Income tax                 71,994        11,152        222,731       210,548
                   Minority interests               73,345             -        117,235             -
                                              ------------   -----------   ------------   -----------
                 NET PROFIT                        208,123       208,123        381,816       381,816
                                              ============   ===========   ============   ===========


                                              JANUARY - SEPTEMBER, 2004    JANUARY - SEPTEMBER, 2003
                                              CONSOLIDATED   THE COMPANY   CONSOLIDATED   THE COMPANY
                                                   RMB'000       RMB'000        RMB'000       RMB'000

                 REVENUE FROM PRINCIPAL
                  OPERATIONS                    17,899,974    12,361,470     11,965,102     8,213,798
                   Less: Transfer to CAAC
                          Infrastructure
                          Development Fund               -             -        250,788       167,942
                                              ------------   -----------   ------------   -----------
                 NET REVENUE FROM PRINCIPAL
                  OPERATIONS                    17,899,974    12,361,470     11,714,314     8,045,856

                   Less: Operating costs of
                          principal
                          operations            14,022,143    10,017,460     10,208,129     7,267,705
                         Business taxes and
                          surcharges               507,387       332,318        203,518       140,178
                                              ------------   -----------   ------------   -----------
                 PROFIT FROM PRINCIPAL
                  OPERATIONS                     3,370,444     2,011,692      1,302,667       637,973
                   Add:  Profit from other
                          operations               105,674       102,720        220,509       205,285
                   Less: Selling expenses        1,435,489     1,048,350      1,081,544       802,825
                         General and
                          administration
                          expenses                 789,643       465,197        710,386       475,730
                         Finance expenses          431,880       356,400        814,153       746,003
                                              ------------   -----------   ------------   -----------
                 OPERATING PROFIT                  819,106       244,465     -1,082,907    -1,181,300
                   Add:  Investment income          42,965       294,453         40,343        65,232
                         Non-operating
                          income                    70,002        62,666          6,818         4,559
                   Less: Non-operating
                          expenses                  37,790        12,288         38,675         7,459
                                              ------------   -----------   ------------   -----------
                 PROFIT BEFORE INCOME TAX          894,283       589,296     -1,074,421    -1,118,968
                   Less: Income tax                160,020        48,094       -321,758      -336,027
                   Minority interests              193,061             -         30,278             -
                                              ------------   -----------   ------------   -----------
                 NET PROFIT                        541,202       541,202       -782,941      -782,941
                                              ============   ===========   ============   ===========


     2.3 As at the end of the reporting period, the Company had a total number of 143,081 shareholders.

                                                                         NUMBER OF
                                                                 SHARES HELD AS AT
                                                                      30 SEPTEMBER        TYPE OF
          NAME OF SHAREHOLDERS                                                2004    SHAREHOLDER

          HKSCC Nominees Limited                                     1,151,421,998    H shares

          China Merchants Bank Shareholders Co., Ltd.
           - CITIC Classic Allocation Fund                              30,530,879    A shares

          Yin Feng Securities Investment Fund                           23,143,201    A shares

          The Bank of Communication - Efund 50 Index Fund               21,824,754    A shares

          China Construction Bank - Fortune SGAM
           Multi-Strategy Growth Investment Fund                        18,250,687    A shares

          Boshi Value Growth Securities Investment Fund                 18,000,000    A shares

          Industry and Commerce Bank of China - Galaxy Yintai
           Financial Management Dividends Distribution Fund             14,890,171    A shares

          China Bank - China AMC Return Fund                            14,213,100    A shares

          Xin Hua Securities Investment Fund                            13,880,000    A shares

          The Bank of Communication - Rongtong Industries
           Prosperity Securities Investment Fund                        13,354,750    A shares


3.   MANAGEMENT DISCUSSION AND ANALYSIS

     3.1 BRIEF ANALYSIS OF THE COMPANY'S OVERALL OPERATIONAL ACTIVITIES DURING THE REPORTING PERIOD

          During the reporting period, the domestic aviation market benefited from the continuing steady development in China's economy and the increase in domestic consumption level, which resulted in a strong demand for air transportation. For the third quarter of 2004, our aviation transportation business maintained a good trend of growth. All production indices were higher as compared to the same period of last year. However, the sustained high fuel price, which might climb even higher, contributed to the high jet fuel costs borne by the Company. The Company's total traffic volume was 1,270.78 million tonne-kilometers, representing a growth of 26.06% over the same period of last year; passengers carried were 77,202,900, representing an increase of 24.88% from the same period last year; cargo and mail traffic amounted to 141,100 tonne, representing an increase of 16.61% from the same period last year. Meanwhile, the revenues and profits from our principal operations were RMB6,732,982,000 which is an increase of 34.87% from the same period last year, and RMB1,297,352,000 which is a decrease of 16.3% from the same period last year respectively. The decrease in profits from principal operations was mainly due to the combined effect of a 60% increase of jet fuel costs as compared to the same period last year, the reduction of sales tax and the waiver of the levies of CAAC Infrastructure Development Fund in the same period of last year. As a result, the net profit for the third quarter of this year dropped by RMB381,816,000, or 45.49%, from the same period of last year to RMB208,123,000.

          For the period of January to September 2004, the Company's total traffic volume was 3,456.29 million tonne-kilometers, representing a growth of 39.6% over the same period of last year; passengers carried were 210,346,200, an increase of 51.1% from the same period of last year; cargo and mail traffic was 4,079,200 tonne, representing an increase of 25% over the same period of last year; passenger load factor was 69.3%, an increase of 9.9% over the same period of last year. For the period of January to September 2004, the accumulated revenues from our principal operations were RMB17,899,974,000, representing a rise of 49.6% over the same period of last year; accumulated profits from our principal operations were RMB3,370,444,000, an increase of 158.73% over the same period of last year. The net profit for the period of January to September of this year was RMB541,202,000, as compared to a net loss of RMB782,941,000 for the same period of last year.

          3.1.1 Principal operations or products representing more than 10% of the income or profit from the Company's principal operations

                                                                                          GROSS PROFIT
                 PRINCIPLE OPERATION                              INCOME         COSTS          MARGIN
                 (BY BUSINESS OR PRODUCT)                      (RMB'000)     (RMB'000)             (%)
          --------------------------------------------------------------------------------------------

                 Income from passenger transportation         16,049,352
          --------------------------------------------------------------
                 Income from cargo and mail transportation     1,673,331    14,022,143           21.66
          --------------------------------------------------------------
                 Others                                          177,291
          --------------------------------------------------------------------------------------------


          3.1.2  Analysis of significant events and their impact and solutions

                 As disclosed in an announcement of the Company dated 26 July, 2004, in order to enhance the efficiency of the Company's capital utilization and hence its investment return and profit, the Company entered into an asset management agreement with Zhong Zheng Wei Ye Investment Co., Ltd (CHINESE CHARACTERS) ("Zhong Zheng") and Centergate Securities Co., Ltd (CHINESE CHARACTERS) ("Centergate") on 22 July, 2004. Pursuant to the asset management agreement, each of the Company and Zhong Zheng jointly appointed Centergate to manage and invest an aggregate investment sum contributed as to RMB500 million by the Company and as to RMB75 million by Zhong Zheng respectively. The appointment is effective from 27 July, 2004 to 26 July, 2005. If the annual rate of return from investment is 6% or below, Centergate will not charge any assets management fee. If the annual rate of return from investment exceeds 6%, Centergate will charge an assets management fee equivalent to a sum which is less than 60% of the excess of 6% annual return from investment of the Company's capital. The Board has approved the asset management agreement by way of a written approval in accordance with the articles of association of the Company and the laws of PRC.

          3.1.3  Alert on expected significant change in net profit

                 The outbreak of SARS from April to June of 2003 in China caused an unprecedented adverse impact to the business of the Company, as a result the Company recorded an accumulated net loss for January to September of 2003.

                 In 2004, the continued improvement in domestic economy and consumer consumption level in China stimulated the growth of the domestic civil aviation industry, therefore the total traffic volume of the Company rose as compared to the same period of last year. It is expected that the accumulated net profit of the Company for January to December 2004 will increase substantially by over 50 per cent as compared with the same period of 2003.



                                                    By order of the Board
                                          CHINA SOUTHERN AIRLINE COMPANY LIMITED
                                                         YAN ZHI QING
                                                           Director


Guangzhou, the People's Republic of China
October 26, 2004


As at the date of this announcement, the Directors of the Company are Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By       /s/   Su Liang
                                           -------------------------------------
                                           Name:  Su Liang
                                           Title: Company Secretary


Date: October 28, 2004